Exhibit 99.111

Vicinity Motor Corp. to Present at Q2 Virtual Investor Summit

VANCOUVER, BC – May 12, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity” or “VMC” or the “Company”) (formerly Grande West Transportation), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that management will present at the Q2 Virtual Investor Summit, hosted by the Investor Summit Group, taking place May 17-18, 2021.

William Trainer, President and Chief Executive Officer of Vicinity Motor Corp., is scheduled to present and host one-on-one meetings with institutional investors throughout the event as follows:

Q2 Virtual Investor Summit

Date: Tuesday, May 18, 2021

Time: 4:15 p.m. Eastern time

Webcast: https://zoom.us/webinar/register/WN_TP0AxNhzR_CAZ_9OexpjpA

Registration is mandatory for conference participation. For more information on the conference, please visit www.investorsummitgroup.com or contact your Investor Summit representative.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us